

May 22, 2023

Raul Vazquez
Chief Executive Officer
Oportun Financial Corporation
2 Circle Star Way
San Carlos, CA 94070

> **Re: Oportun Financial Corporation**
> **Registration Statement on Form S-3**
> **Filed May 3, 2023**
> **File No. 333-271594**

Dear Raul Vazquez:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Robert Arzonetti at (202) 551-8819 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Robert G. Day, Esq.